

Information about Morningstar DBRS Credit Analysts and Persons Who Supervise Credit Analysts[1]

As of December 31, 2024, Morningstar DBRS had a total of 517 Credit Analysts, 157 of whom were Credit Analyst Supervisors

Morningstar DBRS has various levels and/or titles associated with credit analysts. For the purposes of this Exhibit, Morningstar DBRS has separated credit analyst roles, along with the typical educational qualifications and work experience associated for credit analysts, into three different levels: junior level credit analysts, senior level credit analysts, and credit analyst supervisors.

Qualifications noted within this Exhibit generally represent Morningstar DBRS' minimum requirements when hiring for each of these analytical levels; however, Morningstar DBRS may employ, promote, and/or hire credit analysts based on other qualifications that Morningstar DBRS deems appropriate for the role and may vary by region. In addition, it would not be uncommon that in certain areas of Morningstar DBRS, analysts with similar experience could assume different levels of responsibilities than analysts in other areas based on requirements for the role. The general qualifications for hiring and/or promoting credit analysts, including education and work experience, are described below.

Credit Analysts (Not Including Credit Analyst Supervisors) – Current Total Number = 360

Junior Level Credit Analysts
This position typically requires an undergraduate or master's degree, with enrollment in the CFA program as a plus. An analyst in this level typically has 1-5 years of experience as well as research skills, financial statement analytical abilities, spreadsheet skills, an understanding of basic financial concepts and industry knowledge. While not exhaustive, titles in this role typically are, but not limited to, Analysts, Senior Analysts, or Assistant Vice Presidents.

Senior Level Credit Analysts
This position typically requires an undergraduate or master's degree, with enrollment in, or completion of, the CFA program or other related professional designation as a plus. An analyst in this level typically has 5+ years of experience as well as strong research skills, strong financial statement analytical abilities, spreadsheet skills, good communication skills, a solid understanding of basic financial concepts and growing industry knowledge. While not exhaustive, titles in this role typically are, but not limited to, Assistant Vice President, Vice President, Senior Vice President, Associate Credit Rating Officer, or Credit Rating Officer.

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[1] These figures relate to credit analysts and credit analyst supervisors at DBRS Inc., DBRS Limited, DBRS Ratings GmbH and DBRS Ratings Limited.



Credit Analyst Supervisors – Current Total Number = 157

<u>*Credit Analyst Supervisors*</u>
Individuals in these positions typically have more than 8-15+ years of experience since graduation from a graduate degree program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, excellent communication skills, in-depth knowledge of his/her industry and the financial markets and good relationship management skills, as well as the ability to manage and mentor junior level and/or senior level credit analysts. While not exhaustive, supervisor titles within this level typically include, but are not limited to, Vice President, Senior Vice President, Associate Credit Rating Officer, Credit Rating Officer, Associate Managing Director, Managing Director, or Group Managing Director.